Filing under Rule 425 under the U.S. Securities Act of 1933
Filing by: Nippon Mining Holdings, Inc.
Subject Companies: Nippon Oil Corporation and
Nippon Mining Holdings, Inc.
Commission File Number: 132-02665
February 27, 2009

               Management Integration with Nippon Oil Corporation
               --------------------------------------------------
                       Latest Update: February 27, 2009

Tokyo 5016

Filings with the U.S. SEC
-------------------------
Nippon Oil Corporation and Nippon Mining Holdings, Inc. may file a registration statement on Form F-4 with the
U.S. Securities and Exchange Commission (the "SEC") in connection with the proposed joint share transfer. The
Form F-4 (if filed) will contain a prospectus and other documents. The Form F-4 (if filed) and prospectus, as they may be amended from time to time, will contain important information about Nippon Oil Corporation and
Nippon Mining Holdings, Inc., the joint share transfer and related matters including the terms and conditions of the transaction. U.S. shareholders of Nippon Oil Corporation and Nippon Mining Holdings, Inc. are urged to read the Form F-4, the prospectus and the other documents, as they may be amended from time to time, that may be filed with the SEC in connection with the joint share transfer carefully before they make any decision at the shareholders meeting with respect to the joint share transfer. The Form F-4 (if filed), the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be available when filed, free of charge, on the SEC's web site at www.sec.gov.In addition, the prospectus and all other documents filed with the SEC in connection with the joint share transfer will be made available to shareholders, free of charge, by faxing a request to Nippon Oil Corporation at +81-3-3502-9862 or Nippon
Mining Holdings, Inc. at +81-3-5573-5139.

                                * * * * * * * * * * * * * * * * * * * * * * * *

Cautionary Statement Regarding Forward-Looking Statements
---------------------------------------------------------
This announcement contains certain forward-looking statements.  These forward-looking statements may be identified by words such as 'believes', 'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks',
'estimates', future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions.  Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; (4) changes in tax and other laws and the effect of changes in general economic conditions; (5)
the risk that a condition to closing of the transaction may not be satisfied; (6) the risk that a regulatory approval that may be required for the transaction is not obtained or is obtained subject to conditions that are not anticipated; and (7) other risks to consummation of the transaction.

Background and Objectives of the Management Integration
-------------------------------------------------------

Preempt fundamental structural changes in the business environment Ensure the highest level of success amid intensifying competition

Reinforce management structures by the integration of management resources Pursue sustainable growth and development under a new management philosophy

Contribute to the country's future in terms of energy, resources and materials, including a significant impact on Japan's national security

Basic Philosophy of Integrated Company Group
--------------------------------------------

1   As a group operating in the areas of energy, resources and materials, we will pursue harmonious coexistence with both the global environment and society at large by establishing sound and transparent corporate governance and appropriate and flexible operating structures, thus contributing to the establishment and development of a sustainable economy and society.

2   Under a vertically integrated operating structure, we will pursue a stable and efficient supply of products and seek innovative and creative approaches to doing businesses.

Basic concepts and Effects of the Management Integration
--------------------------------------------------------

1   Fully integrate our management functions across all our business sectors on an equal footing
    Leverage the combined management resources to the fullest extent
    Be one of the world's leading integrated energy, resources and materials groups

2   Develop and pursue aggressive strategies for global growth
    Allocate management resources to the sectors with highest profitability
    Maximize corporate value under "Best Practice"

3   Cut refining capacity by 400,000 barrels per day within two years of integration
    Consider the possibility to further cut down refining capacity
    Restructure comprehensively the Petroleum Refining & Marketing sector at an early stage

>   Examine fairly and objectively the cost of every division without exception
>   Take full advantage of the integration to streamline functions and improve efficiency

 Achieve savings of at least 60 billion yen per year within two years of integration
   Furthermore, achieve eventual savings of at least 100 billion yen per year

Schedule and Agenda for Integration Process Forward
---------------------------------------------------

December 4, 2008    : Conclusion of the Basic Memorandum on Management Integration
October 2009        : Conclusion of the "Agreement on Management Integration" (including the Stock Transfer Plan)
January 2010        : General Meetings of Shareholders (Approval of the Stock Transfer Plan)
April 2010          : Establishment of a holding company
July 2010           : Establishment of core operating companies

*   Please note that the dates shown are tentative and the specific schedule will be determined following due deliberations between Nippon Oil and Nippon
    Mining Holdings, in accordance with the progress of the relevant procedures required for the integration such as approval at the meetings of shareholders and approval of the relevant government authorities.

Method of Integration and Post-Integration Structure           [GRAPHIC OMITTED]
 --------------------------------------------------------------------------------
---------------------------------------------------------------------------------
 October 2009       Nippon Oil and Nippon Mining Holdings will establish
    (plan)          an integrated holding company by the joint transfer of stocks
---------------------------------------------------------------------------------

                          Integrated Holding Company
                          -------------|------------
                                       |
     -------------------------------------------------------------------
          |                                                 |
     Nippon Oil                                   Nippon Mining Holdings
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
  April 2010        We shall integrate and restructure all businesses of both
    (plan)          parties under the integrated holding company. Core business companies will be established as direct subsidiaries of the integrated holding company.
--------------------------------------------------------------------------------

                                           Integrated Holding Company

-------------------------------------------------------------------------------------------- -------------------

Petroleum Refining             Oil and                            Metals                       Listed companies
& Marketing                    Natural Gas E&P
-------------------------------------------------------------------------------------------- -------------------
-------------------------------------------------------------------------------------------- -------------------
To be established by           To be established by               Nippon Mining & Metals         Common group
combining the Refining         combining Nippon Oil               (currently, a wholly owned  function companies
& Marketing arms of            Exploration (currently, a          subsidiary of Nippon       -------------------
both Nippon Oil and            wholly owned subsidiary            Mining Holdings) will be   -------------------
Japan Energy (currently,       of Nippon Oil) and the Oil         positioned as the core          Independent
a wholly owned subsidiary      and Natural Gas E&P                business company                 companies
of Nippon Mining                        business of Japan                                    -------------------
Holdings)                               Energy

                                                                                                               5
                                                                  (c) Nippon Mining Holdings, Inc.  IR Materials

Corporate Profiles and Financial Data                          [GRAPHIC OMITTED]
-------------------------------------------------------------------------------

                    -----------------------------------------------------  ---------------------------------------------------------
                       Nippon Oil Corporation                              Nippon Mining Holdings, Inc.
                    -----------------------------------------------------  ---------------------------------------------------------
Capital *1             139,400 million yen                                            73,900 million yen
-------------------------------------------------------------------------  ---------------------------------------------------------
Shares Outstanding *1      1,464.51million shares                                    928.46 million shares
-------------------------------------------------------------------------  ---------------------------------------------------------
                                   (Breakdown)                                                 (Breakdown)
                                   -------------------------------------                 -------------------------------------------
Number of Employees   14,257       petroleum refinery/sale        9,526          10,907        petroleum                   4,327
 (Consolidated) *1                 -------------------------------------                 ------------------------------------------
                                   oil and natural gas E&P          575                        metals                      5,110
                                   -------------------------------------                 ------------------------------------------
                                   construction/other             4,156                         other operations            1,470
-------------------------------------------------------------------------  ---------------------------------------------------------
Net Assets
 (Consolidated) *2     1,429.3 billion yen                                            765.3 billion yen
-------------------------------------------------------------------------  ---------------------------------------------------------
Total Assets
 (Consolidated) *2     4,594.2 billion yen                                            2,251.2 billion yen
-------------------------------------------------------------------------  ---------------------------------------------------------
                                                                  billion
                                   (Breakdown)                       yen                       (Breakdown)               billion yen
Sales                              --------------------------------------                      -------------------------------------
 (Consolidated) *3   7,524.0       petroleum refinery/sale         6862.1     4,339.5          petroleum                      3193.9
                     billion yen   --------------------------------------    billion yen       -------------------------------------
                                   oil and natural gas E&P          234.9                      metals                         1119.6
                                   --------------------------------------                      -------------------------------------
                                   construction/other               427.0                      other operations                 76.5
------------------------------------------------------------------------------------------------------------------------------------
                                   (Breakdown)                billion yen                      (Breakdown)               billion yen
                                   --------------------------------------                      -------------------------------------
                      275.7        petroleum refinery/sale          153.9       192.0          petroleum                        67.8
Ordinary Income       billion yen  --------------------------------------     billion yen      -------------------------------------
 (Consolidated) *3                 oil and natural gas E&P          111.3                      metals                          113.4
                                   --------------------------------------                      -------------------------------------
                                   construction/other                10.5                      other operations                 11.3
------------------------------------------------------------------------------------------------------------------------------------

[] Financial Data of the Past Three Fiscal Terms (Consolidated)
--------------------------------------------------------------------------------    ------------------------------------------------
Fiscal term                          Year ended       Year ended      Year ended    Year ended        Year ended         Year ended
                                     March 2006       March 2007      March 2008    March 2006        March 2007         March 2008
----------------------------------  --------------------------------------------    ------------------------------------------------
Sales (Millions of Yen)               6,117,988        6,624,256       7,523,990     3,026,262         3,802,447          4,339,472
----------------------------------  --------------------------------------------    ------------------------------------------------
Operating Income (Millions of Yen)      303,930          159,684         263,962       144,448           132,258            103,186
----------------------------------  --------------------------------------------    ------------------------------------------------
Ordinary Income (Millions of Yen)       309,088          186,611         275,666       188,722           224,236            192,026
----------------------------------  --------------------------------------------    ------------------------------------------------
Net Income (loss) (Millions of          166,510           70,221         148,306        96,905           106,430             99,299
Yen)
----------------------------------  --------------------------------------------    ------------------------------------------------
Net Income per Share (yen)               114.08            48.12          101.49        113.87            117.98             107.14
----------------------------------  --------------------------------------------    ------------------------------------------------
Net Assets per Share (Yen)               775.62           829.64          896.06        551.36            671.56             735.22
----------------------------------  --------------------------------------------    ------------------------------------------------
Annual Dividend Per Share (Yen) *4        12.00            12.00           12.00         15.00             16.00              16.00
----------------------------------  --------------------------------------------    ------------------------------------------------
*1 As of September 30, 2008         *2 As of March 31, 2008    *3 Fiscal year ended March 31, 2008         *4 Non-consolidated basis
                                                                                                                                   6
                                                                                       (c) Nippon Mining Holdings, Inc. IR Materials

# Business Summary

| | | | Nippon Oil Corporation | Nippon Mining Holdings, Inc. |
|---|---|---|---|---|
| Petroleum | Upstream | Production | 145,000 BD (2007 average) | 16,000 BD (2007 average) |
| | | Reserve | 708 million Bbl (As of end of December 2007) | 110 million Bbl (As of end of December 2007) |
| | Crude Transport | No. of Crude Carriers | 22 VLCC (As of December 1, 2008) | 9 VLCC (As of December 1, 2008) |
| | Refinement and Supply | Refining Capacity of Group Refineries (As of December 1, 2008) | (1,000 BD)<br>Muroran Refinery 180<br>Sendai Refinery 145<br>Negishi Refinery 340<br>Osaka Refinery 115<br>Mizushima Refinery 250<br>Marifu Refinery 127<br>Oita Refinery 160<br>Toyama Refinery (Nihonkai Oil Co., Ltd.) 60<br>Total 1,377 | (1,000 BD)<br>Mizushima Refinery 205<br>Kashima Refinery (Kashima Oil Co., Ltd.) 270<br>Total 475 |
| | | Product Export Volume<br>Excluding foreign currency jet, bond heavy oil | 4.25 million KL (Year ended March 2008) * | 0.51 million KL (Year ended March 2008) |
| | Logistics | No. of Oil Tank Centers | 49 (As of December 1, 2008) | 15 (As of December 1, 2008) |
| | Distribution | Domestic Sales Volume of Fuel Oil | 56.13 million KL (Year ended March 2008) * | 22.76 million KL (Year ended March 2008) |
| | | Sales Share | 25.7% * | 10.8% |
| | | No. of Exclusive Distributors | 635 companies (As of end of September 2008) * | 320 companies (As of end of September 2008) |
| | | No. of Service Stations | 10,242 (As of end of September 2008) * | 3,441 (As of end of September 2008) |
| | Petro-chemicals | Paraxylene Production Capacity | 1,600,000 t/yr (As of December 1, 2008) | 1,020,000 t/yr (As of December 1, 2008) |
| | | Benzene Production Capacity | 800,000 t/yr (As of December 1, 2008) | 520,000 t/yr (As of December 1, 2008) |
| | | Propylene Production Capacity | 900,000 t/yr (As of December 1, 2008) | 90,000 t/yr (As of December 1, 2008) |

* On a combined basis with Kyushu Oil Co., Ltd., with which the firm was integrated in October 2008.

| | | | |
|---|---|---|---|
| Metals | Upstream | | (10,000 t/yr)<br>Escondida Copper Mine (Chile) 2.0% 2.1<br>Collahuasi Copper Mine (Chile) 3.6% 1.8<br>Los Pelambres Copper Mine (Chile) 15.0% 5.1<br>Group equity base entitlement volume of copper 9.0<br>*%: Investment ratio of Nippon Mining & Metals Co., Ltd. |
| | Midstream (Copper smelting) | | (10,000 t/yr)<br>Pan Pacific Copper Co., Ltd.<br>Saganoseki Smelter & Refinery; Hitachi Works 45<br>Tamano Smelter * 16<br>LS-Nikko Copper Inc. (Korea)<br>Onsan Smelter and Refinery 51<br>Group Refining Capacity 112<br>* Pan Pacific Copper investment |
| | Downstream | | Electronic Materials Business<br>Isohara Works (targets for semiconductors and FPDs, etc.)<br>Shirogane Works<br>(treated-rolled copper foil, electro-deposited copper foil, etc.)<br>Kurami Works (Corson alloys, etc.)<br>Metal Recycling & Eco Business<br>Hitachi Works |

8

© Nippon Mining Holdings, Inc. IR Materials